UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Fortress International Group, Inc.
(formerly Fortress America Acquisition Corporation)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

       34957J 10 0
(CUSIP Number)

Gerard J. Gallagher
7226 Lee DeForest Drive, Suite 104
Columbia, Maryland 21046
Telephone: (410) 423-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.
8000 Towers Crescent Drive, 14th floor
Tysons Corner, VA 22182
Attention: James J. Maiwurm
Telephone: (703) 720-7890

January 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 34957J 10 0

1	NAMES OF REPORTING PERSONS: Gerard J. Gallagher

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,221,433

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
1,221,433

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,221,433

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Fortress International Group, Inc., a Delaware corporation formerly known as Fortress America Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9841 Broken Land Parkway, Columbia, Maryland 21046.

Item 2.   Identity and Background.

This Schedule 13D is filed on behalf of Gerard J. Gallagher (the “Reporting Person”) with respect to shares of Common Stock beneficially held by the Reporting Person.

This Schedule 13D relates to 1,221,433 shares of Common Stock (the “Shares”) held by Reporting Person.

Reporting Person serves as a director and president and chief operating officer of the Issuer.

The business address of Reporting Person is 7226 Lee DeForest Drive, Suite 104, Columbia, Maryland 21046.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Reporting Person is a citizen of a United States.

Item 3.   Source and Amount of Funds or Other Consideration.

On January 16, 2007, the Reporting Person purchased in the market 148,000 shares of Common Stock at an average per share price of $5.71, with personal funds, including funds borrowed on commercial terms by the Reporting Person.

On January 19, 2007, the Issuer acquired (the “Acquisition”) all of the outstanding membership interests of VTC, L.L.C., doing business as “Total Site Solutions” (“TSS”), and Vortech, LLC (“Vortech” and, together with TSS, “TSS/Vortech”) from the Reporting Person, Thomas P. Rosato and certain other selling members pursuant to a Second Amended and Restated Membership Interest Purchase Agreement dated July 31, 2006, as amended by that certain Amendment to the Second Amended and Restated Membership Interest Purchase Agreement dated January 16, 2007 (the “Purchase Agreement”). The acquisition consideration consisted of (a) $11.0 million in cash, (b) the assumption of $154,599 of debt of TSS/Vortech, (c) 3,205,128 shares of Common Stock, of which 1,073,433 shares were issued to the Reporting Person, and (d) $10.0 million in two convertible, interest-bearing promissory notes (the “Convertible Notes”) of $5.0 million each, of which the Reporting Person received one Convertible Note.

Item 4.   Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock or warrants to purchase shares of Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this statement, the Reporting Person, except as set forth in this statement and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

All of the percentages calculated in this statement take into account 2,602,813 shares issued in connection with the Acquisition and the conversion of approximately 756,500 shares of Common Stock into cash in connection with the vote on the Acquisition, resulting in approximately 11,396,314 outstanding shares of Common Stock (not including any shares issuable upon the exercise of warrants to purchase Common Stock). This number of outstanding shares does not include 574,000 shares to be issued to employees of TSS/Vortech in connection with the acquisition of TSS/Vortech.

As of the date of this statement, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,221,433 shares of Common Stock, which represents approximately 10.7% of the Common Stock outstanding as of the date of this statement. The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all of the 1,221,433 shares he holds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Convertible Note. The Issuer issued to the Reporting Person and Thomas P. Rosato, as selling members, a Convertible Note in the principal amount of $5.0 million on January 19, 2007, the closing of the Acquisition. Each Convertible Note bears interest at six percent per year and has a term of five years. Interest only is payable during the first two years of each Convertible Note, with principal payments commencing on the second anniversary of the note and continuing throughout the balance of the term of each Convertible Note in equal quarterly installments of $416,667. At any time after the sixth month following the closing of the Acquisition, each Convertible Note is convertible by the holder into shares of Common Stock at a conversion price of $7.50 per share. At any time after the sixth month following the closing of the acquisition, each Convertible Note is automatically convertible if the average closing price of the Common Stock for 20 consecutive trading days equals or exceeds $7.50 per share.

Escrow Agreements. In connection with the closing of the Acquisition, on January 19, 2007, the Issuer, TSS, Vortech, the Reporting Person, Thomas P. Rosato, Thomas P. Rosato as Members’ Representative, and SunTrust Bank, as escrow agent, entered into two separate escrow agreements to secure certain post-closing obligations of the Reporting Person and Thomas P. Rosato: a Balance Sheet Escrow Agreement and a General Indemnity Escrow Agreement. Under the Balance Sheet Escrow Agreement, the Issuer deposited with the escrow agent 73,260 shares of Common Stock to secure any post-closing adjustments in the purchase price in the Issuer’s favor. Under the General Indemnity Escrow Agreement, the Issuer deposited with the escrow agent 2,461,728 shares of Common Stock to secure certain indemnification obligations of the selling members under the Purchase Agreement. The deposit by the Reporting Person of shares of Common Stock under the escrow agreements comprise of all of the shares of Common Stock issued to the Reporting Person in the Acquisition

Lock-Up Agreement. The Issuer and, as stockholders, the Reporting Person, Mr. Rosato and Evergreen Capital LLC entered into a Lock-Up Agreement (the “Lock-Up Agreement”) dated January 19, 2007 in connection with the closing of the Acquisition. Under the terms of the Lock-Up Agreement, the Reporting Person and other stockholders party thereto agree that they will not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission or enter into any arrangement that transfers to another any of the economic consequences of ownership of the shares issued to such stockholder under the Purchase Agreement or upon conversion of a Convertible Note until July 13, 2008.

Registration Rights Agreement. The Issuer and, as stockholders, the Reporting Person, Thomas P. Rosato and Evergreen Capital LLC are parties to a registration rights agreement dated January 19, 2007 (the “Registration Rights Agreement”). All 2,534,988 of the shares of Common Stock issued to the Reporting Person, Mr. Rosato and Evergreen Capital LLC in connection with the acquisition are “Registrable Securities”. The holders of a majority-in-interest of the Registrable Securities may make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities. Additionally, if elected by a majority-in-interest of the demanding stockholders, the registration shall be made pursuant to an underwritten offering. The Issuer shall not be obligated to effect more than an aggregate of two demand registrations under the Registration Rights Agreement. The holders of Registrable Securities, including the Reporting Person, also have certain rights to include shares of Common Stock in a registration statement proposed to be filed by the Issuer under the Securities Act of 1933, as amended. The holders of Registrable Securities also have certain rights to require, on an unlimited number of occasions, that the Issuer register any or all of their shares of Common Stock on a “Form S-3” or any similar short-form registration which is available to the Issuer at the time, subject to the requirement that the aggregate offering to the public must be at least $0.5 million.

Voting Agreement. On January 19, 2007, at the closing of the Acquisition, the Issuer and, as stockholders, the Reporting Person and Thomas P. Rosato, C. Thomas McMillen and Harvey L. Weiss entered into a Voting Agreement (the “Voting Agreement”). The Voting Agreement terminates immediately following the re-election of directors at the Issuer’s 2008 annual meeting.

In the Voting Agreement, the stockholders party thereto agree to vote their shares in favor of the following with respect to the election of directors:

•
the Reporting Person and Thomas P. Rosato have the right to propose the nomination of four nominees to the Issuer’s board of directors, two of whom must constitute “independent directors” within the meaning of NASDAQ rules, provided that at least one such “independent director” is approved by members of the board of directors that are not so nominated by the Reporting Person and Thomas P. Rosato; and

•
the members of the board of directors who are not nominated by the Reporting Person and Thomas P. Rosato have the right to designate five members of the board of directors, three of whom must constitute “independent directors” within the meaning of NASDAQ rules, provided that at least one such “independent director” must be approved by the Reporting Person and Thomas P. Rosato.

In the Voting Agreement, each stockholder party thereto has agreed to vote his shares to elect the following individuals to the Issuer’s board of directors: Gerard J. Gallagher; C. Thomas McMillen; David J. Mitchell; Donald L. Nickles; Thomas P. Rosato; and Harvey L. Weiss. While any director may be removed from the board of directors in the manner allowed by law and the Issuer’s governing documents, each of the Reporting Person and Thomas P. Rosato and the members of the board not nominated by the Reporting Person and Thomas P. Rosato have agreed not to vote their shares for the removal of the other group’s designees absent written approval of such group.

In the Voting Agreement, the Reporting Person and Thomas P. Rosato and Messrs. McMillen and Weiss agree to vote their shares, to the extent applicable, in favor of electing the following individuals to the following offices:

Harvey L. Weiss	Chairman of the Board of Directors
C. Thomas McMillen	Vice Chairman of the Board of Directors
Thomas P. Rosato	Chief Executive Officer
Gerard J. Gallagher	President/Chief Operating Officer

Item 7. Material to be Filed as Exhibits.

Exhibit Number
Description

99.1
Second Amended and Restated Membership Interest Purchase Agreement dated July 31, 2006 among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, and Thomas P. Rosato as Members’ Representative (included as Annex A to the Definitive Proxy Statement of the Issuer dated December 27, 2006 and incorporated by reference herein)

99.2
Amendment to the Second Amended and Restated Membership Interest Purchase Agreement dated January 16, 2007 among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, and Thomas P. Rosato as Members’ Representative (included as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.3	Convertible Promissory Note dated January 19, 2007 made by Fortress America Acquisition Corporation

99.4
Escrow Agreement (Balance Sheet Escrow) dated January 19, 2007 among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, Thomas P. Rosato as Members’ Representative, and SunTrust Bank (included as Exhibit 10.3 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.5
Escrow Agreement (General Indemnity) among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, Thomas P. Rosato as Members’ Representative, and SunTrust Bank (included as Exhibit 10.4 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.6	Lock-Up Agreement dated January 19, 2007 among Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher and Evergreen Capital LLC

99.7
Registration Rights Agreement among Fortress America Acquisition Corporation and Thomas P. Rosato and Gerard J. Gallagher (included as Exhibit 10.5 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.8
Voting Agreement dated January 19, 2007 by Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher, C. Thomas McMillen and Harvey L. Weiss (included as Exhibit 10.11 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007

GERARD J. GALLAGHER

By:	/s/ Gerard J. Gallagher
Name: Gerard J. Gallagher

EXHIBIT INDEX
Exhibit Number
Description

99.1
Second Amended and Restated Membership Interest Purchase Agreement dated July 31, 2006 among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, and Thomas P. Rosato as Members’ Representative (included as Annex A to the Definitive Proxy Statement of the Issuer dated December 27, 2006 and incorporated by reference herein)

99.2
Amendment to the Second Amended and Restated Membership Interest Purchase Agreement dated January 16, 2007 among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, and Thomas P. Rosato as Members’ Representative (included as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.3	Convertible Promissory Note dated January 19, 2007 made by Fortress America Acquisition Corporation

99.4
Escrow Agreement (Balance Sheet Escrow) dated January 19, 2007 among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, Thomas P. Rosato as Members’ Representative, and SunTrust Bank (included as Exhibit 10.3 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.5
Escrow Agreement (General Indemnity) among Fortress America Acquisition Corporation, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato and Gerard J. Gallagher, Thomas P. Rosato as Members’ Representative, and SunTrust Bank (included as Exhibit 10.4 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.6	Lock-Up Agreement dated January 19, 2007 among Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher and Evergreen Capital LLC

99.7
Registration Rights Agreement among Fortress America Acquisition Corporation and Thomas P. Rosato and Gerard J. Gallagher (included as Exhibit 10.5 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)

99.8
Voting Agreement dated January 19, 2007 by Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher, C. Thomas McMillen and Harvey L. Weiss (included as Exhibit 10.11 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated by reference herein)